# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001924523

## Reporting persons
- SPURWINK MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); does not affirm membership in a group (box b); shared voting power 1,313,495; shared dispositive power 1,313,495; aggregate amount beneficially owned 1,313,495 (1.5% of the class)
  Comment: Includes 1,113,495 warrants of CompoSecure, Inc. beneficially owned by the Reporting Person. Each warrant converts into shares of Common Stock on a 1 to 1 basis.
- Kirkwood Partners LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); does not affirm membership in a group (box b); shared voting power 1,313,495; shared dispositive power 1,313,495; aggregate amount beneficially owned 1,313,495 (1.5% of the class)
  Comment: Includes 1,113,495 warrants of CompoSecure, Inc. beneficially owned by the Reporting Person. Each warrant converts into shares of Common Stock on a 1 to 1 basis.
- Cyrus David Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); shared voting power 1,313,495; shared dispositive power 1,313,495; aggregate amount beneficially owned 1,313,495 (1.5% of the class)
  Comment: Includes 1,113,495 warrants of CompoSecure, Inc. beneficially owned by the Reporting Person. Each warrant converts into shares of Common Stock on a 1 to 1 basis.

## Item 1. Issuer
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, NEW JERSEY, 08873.

## Item 2. Person Filing
Name of person filing:
Spurwink Management LLC
Kirkwood Partners LLC
Cyrus David Miller
Address of principal business office or, if none, residence:
Spurwink Management LLC
5970 Fairview Road, suite 705
Charlotte, NC 28210

Kirkwood Partners LLC
5970 Fairview Road, suite 705
Charlotte, NC 28210

Cyrus David Miller
c/o Spurwink Management LLC
5970 Fairview Road, suite 705
Charlotte, NC 28210
Citizenship:
Spurwink Management LLC - North Carolina limited liability company
Kirkwood Partners LLC - North Carolina limited liability company
Cyrus David Miller - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,313,495 shares deemed beneficially owned by Spurwink Management LLC
1,313,495 shares deemed beneficially owned by Kirkwood Partners LLC
1,313,495 shares deemed beneficially owned by Cyrus David Miller
Percent of class:
1.47% deemed beneficially owned by Spurwink Management LLC
1.47% deemed beneficially owned by Kirkwood Partners LLC
1.47% deemed beneficially owned by Cyrus David Miller
Shared power to vote or to direct the vote: 1,313,495
Shared power to dispose or to direct the disposition: 1,313,495

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are owned by advisory clients of Spurwink Management LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SPURWINK MANAGEMENT LLC: Cyrus David Miller, Managing Member (02/12/2025)
- Kirkwood Partners LLC: Cyrus David Miller, Managing Member (02/12/2025)
- Cyrus David Miller: Cyrus David Miller, Self (02/12/2025)